SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                                  Intrado, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    46117A100
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                                 (CUSIP Number)

                        Kenneth H. Shubin Stein, MD, CFA
                         Spencer Capital Management, LLC
                            1995 Broadway, Suite 1801
                            New York, New York 10023
                            Telephone: (212) 586-4190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 29, 2005
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 4 amends the Schedule 13D filed on September 9, 2005, as amended by Amendment No. 1 filed on September 9, 2005, as further amended by Amendment No. 2 filed on October 3, 2005, and as further amended by Amendment No. 3 filed on November 15, 2005 (as amended, the "Schedule 13D"), and is being filed on behalf of Kenneth H. Shubin Stein, MD, CFA, an individual ("Dr. Shubin Stein"); Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"); Spencer Capital Opportunity Fund, LP, a Delaware limited partnership ("SCF"); Spencer Capital Partners, LLC, a Delaware limited liability company ("SCP"); Spencer Capital Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("SCOF"); Spencer Capital Offshore Partners, LLC, a Delaware limited liability company ("SCOP"); and Columbia Avenue Capital LLC, an Oklahoma limited liability company ("CAC", and together with Dr. Shubin Stein, SCM, SCF, SCP, SCOF and SCOP, collectively, the "Filers"). The Schedule 13D relates to the common stock, par value $0.001 per share, of Intrado, Inc., a Delaware corporation (the "Company").

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end of the discussion:

     Over the past few months, representatives of the Filers and representatives of Shamrock have consistently called for the Board to address certain matters that they believe would lead to enhanced shareholder value. Representatives of the Filers and representatives of Shamrock have also called for shareholder representation on the Board in order to better align Board action with shareholder interests. On November 12, 2005, the Filers and Shamrock determined to work together to encourage or compel the Company to pursue the proposals previously communicated to the Board by Shamrock. In view of the Company's recent engagement of investment bankers to "explore strategic alternatives", the Filers and Shamrock believe there is now greater urgency with respect to the issue of shareholder representation.

     Given that the Board has only just recently taken initial steps that could lead to enhanced shareholder value, and only after pressure from shareholders, the Filers and Shamrock believe it is critical to now include representatives of the largest shareholders on the Board. New shareholder-sponsored directors are necessary to ensure that the Board focuses on its most pressing current goal-enhanced value for shareholders. Shareholders need a stronger voice on a Board where, currently, independent directors own less than 1% of the outstanding stock and, together with the CEO, own only approximately 3% of the outstanding stock (in each case, excluding options). This need is particularly acute where the Board is considering a potential sale of the Company only after concerned shareholders highlighted the Company's ongoing poor capital allocation performance and deficiencies of its Long Term Incentive Plan.

     Accordingly, the Filers and Shamrock are now proposing three nominees for election at the 2006 shareholder meeting (the "Nominees"). If the Nominees are elected, the Nominees will actively seek to ensure that the Board undertakes an appropriate process in exploring strategic alternatives. If the Nominees believe a sale of the Company is the best course, the Nominees will seek to ensure that shareholders receive the highest possible price reasonably attainable and, if a sale transaction is not appropriate, the Nominees will actively seek to explore all other available approaches to enhancing shareholder value. In all events, the Nominees, who would constitute a minority of the Board if elected, will bring to the Board a strong pro-shareholder perspective anchored in their substantial ownership of Common Stock.

     On November 29, 2005, SCF, SCOF and CAC, together with Shamrock, sent a letter to the Company notifying the Company of their intent to nominate three directors at the Company's 2006 annual meeting. The three nominees are Stanley
P. Gold, President of the general partner of Shamrock and Shamrock Activist Value Fund II, L.P., a Virginia limited partnership ("SAVF II"), Michael J. McConnell, Vice President of the general partner of Shamrock and SAVF II, and Dr. Kenneth H. Shubin Stein, the founder of SCM.

                                   * * * * * *

In connection with the Company's upcoming 2006 Annual Meeting of Stockholders, Spencer Capital Opportunity Fund, LP and certain related parties ("Spencer Capital"), Shamrock Activist Value Fund, L.P. and certain related parties ("Shamrock") and members of the Committee for Concerned Intrado Shareholders (the "Committee"), intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company with respect to the election of directors. SPENCER CAPITAL, SHAMROCK AND THE COMMITTEE STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

SPENCER CAPITAL PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Spencer Capital in connection with the Company's 2006 Annual Meeting of Stockholders: Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"); Spencer Capital Opportunity Fund, LP, a Delaware limited partnership ("SCF"); Spencer Capital Partners, LLC, a Delaware limited liability company ("SCP"); Spencer Capital Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("SCOF"); Spencer Capital Offshore Partners, LLC, a Delaware limited liability company ("SCOP"); Columbia Avenue Capital LLC, an Oklahoma limited liability company ("CAC"), and Kenneth H. Shubin Stein, MD, CFA ("Dr. Shubin Stein"). Certain of these persons hold direct or indirect interests as follows: Dr. Shubin Stein may be deemed to have beneficial ownership over 1,182,484 shares of the Company's common stock ("Common Stock"); SCM may be deemed to have beneficial ownership over 1,117,334 shares of Common Stock; SCF owns 644,879 shares of Common Stock; SCP may be deemed to have beneficial ownership over 644,879 shares of the Common Stock; SCOF owns 472,455 shares of Common Stock; SCOP may be deemed to have beneficial ownership over 472,455 shares of Common Stock; and CAC owns 65,150 shares of the Common Stock.

SHAMROCK PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Exchange Act, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Shamrock in connection with the Company's 2006 Annual Meeting of Stockholders: Shamrock Activist Value Fund, L.P., a Delaware limited partnership ("SAVF"); Shamrock Activist Value Fund II, L.P., a Virginia limited partnership ("SAVF II"); Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the "Shamrock GP"); Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company ("Shamrock Partners"); Shamrock Capital Advisors, Inc., a Delaware corporation ("SCA"); Stanley P. Gold; and Michael J. McConnell. Certain of these persons hold direct or indirect interests as follows: SAVF has beneficial ownership over 1,157,675 shares of Common Stock and may be deemed to have beneficial ownership over an additional 61,800 shares of Common Stock; SAVF II has beneficial ownership over 61,800 shares of Common Stock and may be deemed to have beneficial ownership over an additional 1,157,675 shares of Common Stock; the Shamrock GP may be deemed to have beneficial ownership over 1,219,475 shares of Common Stock; Shamrock Partners may be deemed to have beneficial ownership over 1,219,475 shares of Common Stock; and Stanley P. Gold may be deemed to have beneficial ownership over 1,219,475 shares of Common Stock.

COMMITTEE PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Exchange Act, the following members of the Committee are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by the Committee: Stanley P. Gold; Michael J. McConnell; and Dr. Shubin Stein. Except as described above, the members of the Committee do not have any direct or indirect interests, by security holdings or otherwise, required to be disclosed herein, except each such person's interest in being nominated and elected as a director of the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 29, 2005



                                   SPENCER CAPITAL MANAGEMENT, LLC



                                   By:  /s/  Kenneth H. Shubin Stein, MD, CFA
                                      -----------------------------------------
                                        Name:  Kenneth H. Shubin Stein, MD, CFA
                                        Title:  Authorized Signatory




                                   SPENCER CAPITAL OPPORTUNITY FUND, LP

                                       By:  Spencer Capital Partners, LLC,
                                                Its General Partner



                                   By: /s/  Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                   SPENCER CAPITAL PARTNERS, LLC



                                   By: /s/  Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member



               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                         WITH RESPECT TO INTRADO, INC.]

                                   SPENCER CAPITAL OFFSHORE OPPORTUNITY FUND,
                                     LTD.

                                       By:  Spencer Capital Offshore Partners,
                                              LLC, Its Investment Manager



                                   By: /s/  Kenneth H. Shubin Stein, MD, CFA
                                      -----------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member




                                   SPENCER CAPITAL OFFSHORE PARTNERS, LLC



                                   By: /s/  Kenneth H. Shubin Stein, MD, CFA
                                      -----------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member




                                   COLUMBIA AVENUE CAPITAL LLC



                                   By: /s/  Kenneth H. Shubin Stein, MD, CFA
                                      -----------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Authorized Signatory



                                   By: /s/  Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Kenneth H. Shubin Stein, MD, CFA


               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                         WITH RESPECT TO INTRADO, INC.]